SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Second Quarter Ended August 31, 2003

SCHEDULE B:1 ANALYSIS OF EXPENSES AND DEFERRED COSTS

          See statement of loss and deficit and notes to interim financial statements.

Current Year Deferred Exploration Work year to date breakdown:

- Diamond drilling	$5,776
- Aircraft support including helicopter moves	12,382
- Personnel	319,957
- Camp support costs including fuel requirements	105,455
- Analytical and Geophysical Services	52,660
- Mobilization and demobilization	32,242
$528,472

SCHEDULE B:2 RELATED PARTY EXPENDITURES (NOT AT ARMS-LENGTH)

          See notes to interim financial statements

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

                    Issuance of private placement units:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Net Proceeds	Type of consideration	Commission
June 2003	Units	June 2003 Private placement	566,650	$0.30	$154,795(1)	Cash	Nil
July 2003	Units	June 2003 Private placement	1,803,065	$0.30	$487,726(2)	Cash	Nil
August 2003	Units	June 2003 Private placement	754,170	$0.30	$204,821(3)	Cash	Nil

          Total number of private placement units issued: 3,123,885          $847,342

(1)	Net of $15,200 finder fees
(2)	Net of $53,194 finder fees
(3)	Net of $21,430 finder fees

          Issuance of common shares:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Net Proceeds	Type of consideration	Commission
None	Common shares	Options	-	-	-	-	-
None	Common shares	Share purchase warrants	-	-	-	-	-

          Total number of common shares issued: Nil

          Conversion of private placement units:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Total proceeds	Type of consideration	Commission
None

          Total number of common shares issued:                None                   $Nil
          Total number of purchase warrants issued:          None                   $Nil

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Second Quarter Ended August 31, 2003

SCHEDULE B:3(b) SUMMARY OF OPTIONS GRANTED IN THE QUARTER

Date of granted	Name of optionee	Number	Exercise price	Expiry date
None

          Total number of share options issued:

SCHEDULE B:4(a) and (b) AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized	Issued
			Number	Amount (net of share issue costs)
Common	NPV	Unlimited	65,080,707	$25,427,311
First Preferred Shares	NPV	Unlimited	-	-
Second Preferred Shares	NPV	Unlimited	-	-

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Second Quarter Ended August 31, 2003

SCHEDULE B:4(c ) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number Or Amount	Exercise or Convertible	Expiry Date
Options	88,000 shares	$0.50/share	May 4, 2004
Options	100,000 shares	$0.40/share	November 19, 2004
Options	200,000 shares	$0.40/share	January 21, 2005
Options	65,000 shares	$0.50/share	April 10, 2005
Options	632,000 shares	$0.50/share	May 4, 2006
Options	1,250,000 shares	$0.50/share	October 24, 2006
Options	800,000 shares	$0.40/share	March 8, 2007
Options	450,000 shares	$0.90/share	March 8, 2007
Options	2,340,000 shares	$0.40/share	February 14, 2008
Warrants	7,151,195 shares	$0.75/share	October 23, 2003
Warrants	3,000,000 shares	$0.75/share	December 28, 2003
Warrants	375,000 shares	$0.75/share	February 1, 2004
Warrants	1,028,750 shares	$0.35/share	June 30, 2004
Warrants	5,804,445 shares	$0.45/share	July 24, 2004
Warrants	1,000,000 shares	$0.55/share	August 27, 2004
Total options/warrants	24,284,390 shares

SCHEDULE B:4(d) SHARES IN ESCROW

          Escrowed common shares Nil

SCHEDULE B:5 DIRECTORS AND OFFICERS
          Glen Indra
          Glen MacDonald
          Robert Maddigan
          Henry Giegerich

SCHEDULE ‘C’

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-90IF
SECOND QUARTER ENDED August 31st, 2003

FERGUSON LAKE

On June 18, 2003 the Company announced a $2,600,000 Debenture financing had been entered into with Resourceworks PLC of London, England together with a further commitment of $4,400,000 to be raised as additional funding for the 2003 exploration program. This funding eventually did not complete, as terms acceptable to the Company could not be reached. Accordingly, exploration at Ferguson was reduced to completing new geophysical griding and transporting fuel and supplies to the camp. On the positive side, the unit private placement announced on June 18, 2003, concurrent with the announcing of the debenture financing, completed in October grossing $2,141,966 enabled the Company to commence a ground geophysical UTEM survey designed to vector in on high priority drilling targets.

During the quarter, the Company subjected its airborne magnetic data to 3-D magnetic inversion mapping on a district scale. Examination of the magnetic features mapped over the drilled resource area are clearly coincident with positive drill results. This is extremely significant in that similar geophysical mapped features extend to the property boundary and beyond. These 3-D magnetic features are well developed to depth and extend well past the 119 Zone discovery on a southwest trend requiring further UTEM ground surveys to define conductive zones for drilling. Strong UTEM conductors have consistently resulted in the discovery of Copper-Nickel-Cobalt-Palladium-Platinum bearing sulphide mineralization throughout the property. During the 2002 drilling season, the 119 Zone, an 800-meter stepout to the west, encountered new massive sulphides at depth. It would appear that the 119 Zone inferred resource at depth lies on the fringe of the interpreted 3-D magnetic inversion feature, which is mapped from depth to near surface across the property in a southwest direction.

Currently a detailed UTEM geophysical survey is being conducted over a series of southwest trending magnetic anomalies now identified south of the 119 Zone. The UTEM survey will trace the up-dip southerly extension of the 119 Zone, and a further series of seven UTEM loops (each covering one kilometer) will trace additional magnetic anomalies. The surveys now close to completion will prioritize targets for drilling. Diamond drilling to test the significant low sulphide PGE mineralization discovered near surface during 2003 at the West Zone has now started and a series of holes should be completed by mid November 2003. Drilling is also planned to extend the 119 Zone massive sulphides and test additional targets being generated by the current geophysical survey.

As a result of the 3-D magnetic inversion mapping the Company entered into an agreement with WYN Developments Inc. whereby it can earn 50% interest in 5165 hectares that are contiguous to the Eastern and to the Western boundaries of Starfield’s property. The terms are as follows:

1) WYN’s underlying agreement with the prospectors (Hunter Exploration Group) calls for $1,000,000 in expenditures over three years. To earn its 50% interest, Starfield must expend $500,000 over the next three years and WYN must concurrently spend $487,715 as per the following schedule:

	WYN	SRU	TOTAL
2002	12,285	Nil	12,285
2003	50,000	Nil	50,000
2004	137,715	200,000	337,715
2005	300,000	300,000	600,000
	500,000	500,000	1,000,000

2) SRU must contribute an additional $75,000 for exploration in year 2004 which is approximately 50% of the value of the shares WYN issued to Hunter Exploration Group.

SCHEDULE ‘C’

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-90IF
SECOND QUARTER ENDED August 31st, 2003

FERGUSON LAKE (continued)

3) SRU must pay 50% of the underlying advance royalty as follows:
	WYN	SRU	TOTAL
July 1, 2002	25,000	Nil	25,000
July 1, 2003	Nil	5,000	5,000
July 1, 2004	Nil	15,000	15,000
July 1, 2005	5,000	10,000	15,000
	$30,000	$30,000	$60,000

4) SRU will become the operator of the program.

Subsequent to the above agreement a further 5164 additional contiguous acres of highly prospective ground has been staked and added to the above.

Financial Discussion

As at August 31,2003 the Company had $3,799 cash on hand and a working capital deficit of $1,238,909. During the quarter ended August 31, 2003 the Company raised a total of $847,342, net of $89,824 finder fees, through the subscription of 3,123,885 private placement units at $0.30 per unit. This subscription was part of the $2,141,966 June 2003 placement that received regulatory approval in early October of 2003 and further commented on in subsequent events.

Consulting fees during the quarter totaled $49,430 vs. budget $105,000 ($84,943 YTD vs. budget $210,000); Office rent, office services and interest expenses totaled $107,490 vs. budget $72,000 ($232,040 YTD vs. $144,000); Travel & Conferences totaled $33,101 vs. budget $90,000 ($138,402 YTD vs. $180,000); Advertising & Promotions totaled $7,758 vs. $60,000 budget ($58,883 YTD vs. $120,000); Computer Expenses totaled $15,137 vs. budget $33,000 ($29,420 YTD vs. $66,000); accounting & legal totaled $41,059 vs. budget $54,000 ($53,924 YTD vs. 108,000); Management & Investor Relations fees totaled $24,000 vs. budget $24,000 ($48,000 YTD vs. $48,000); Aggregate expenses for the quarter were $279,311 vs. budget of $444,000 ($648,967 YTD vs. 888,000). Investor relations fees of $12,000 were paid during the quarter.

SUBSEQUENT EVENTS

a)
In September 2003, the Company raised an additional $1,091,820, net of $112,980 finder fees, from its June 2003 private placement. 4,016,000 June 2003 placement units were priced at $0.30 per unit. Each unit is comprised of one common share and a share purchase warrant; each purchase warrant together with $0.45 entitles the holder to purchase a further share for a period of 18 months. The private placement closed in early October 2003.

b)
A private placement of $1,450,000 was announced on October 15, 2003. The placement consists of 7,250,000 units at $0.20 per unit. Each non-flow through unit is comprised of one common share and one full purchase warrant; each full purchase warrant together with $0.25 entitles the holder to purchase a further share for a period of 24 months. Each flow through unit is comprised of one common share and one half purchase warrant; each full purchase warrant together with $0.25 entitles the holder to purchase a further share for a period of 24 months.

c)
The Company is pleased to announce the appointment of Mr. Robert Maddigan (P.Eng) to the Board of Directors. Mr. Maddigan has many years engineering experience in the High Arctic and his technical expertise will be a welcome addition to the Company. The Company also announces the resignation from the Board of Directors of Mr. Kelly Kerr. Mr. Kerr has been with the Company since the inception of its Ferguson Lake Project and management gratefully acknowledges his contribution over the past four years.